SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 2, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated September 2, 2009 regarding “ST-Ericsson Board of Directors appoints wireless expert Gilles Delfassy as President and CEO.”

PRESS RELEASE	September 2, 2009

ST-Ericsson Board of Directors appoints wireless expert Gilles Delfassy as President and CEO

Alain Dutheil to join the ST-Ericsson’s Board and resume role as STMicroelectronics’ Chief Operating Officer after transition

Geneva, Switzerland, September 2, 2009 - ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), today announced the appointment of Gilles Delfassy as President and CEO of ST-Ericsson. Alain Dutheil, who has successfully led the company during the crucial period of formation and integration, will work with Delfassy over the coming months to ensure a smooth transition. Delfassy will assume his position as President and CEO effective November 2, 2009. After then, Dutheil will continue to support ST-Ericsson by joining its Board and will return to his previous role as STMicroelectronics’ Chief Operating Officer.

In addition, Hans Vestberg, CFO and incoming CEO of Ericsson, and a member of the Board of ST-Ericsson, has become Chairman of the Board of ST-Ericsson, succeeding Carl-Henric Svanberg, President and CEO of Ericsson.

Delfassy, 54, is a highly-respected expert in the wireless industry. During his 28-year career at Texas Instruments, he created and built what would become, during that time, the largest wireless semiconductor business in the world. After his retirement from Texas Instruments in 2007, Delfassy became an advisor to many high-tech companies and has served on several corporate boards.

Alain Dutheil, current President and CEO of ST-Ericsson, said: “In less than one year, ST-Ericsson has become a leading force in our industry, with strong innovation capabilities, outstanding customer relationships, ability to offer a unique portfolio, and with what I am proud to define as the best team of professionals. Together, we have already come a long way in reshaping and integrating the company. Now, with Gilles joining us with his decades of wireless expertise and outstanding track record, the team will be even stronger and well positioned to achieve long term, profitable growth.”

Carl-Henric Svanberg, previously Chairman of ST-Ericsson’s Board, and Carlo Bozotti, Vice-Chairman, praised the efforts and results of Dutheil: “Putting together three separate companies to create a formidable wireless business is a challenging undertaking, especially in the current macro-economic environment. Alain has done an extraordinary job in building a strong team and a solid

PRESS RELEASE	September 2, 2009

foundation from which ST-Ericsson can grow.” Hans Vestberg, newly-appointed Chairman of ST-Ericsson’s Board, and Carlo Bozotti, warmly welcomed Delfassy: “We are very pleased that Gilles will now take over as he has the right expertise and experience to successfully lead the company going forward.”

Delfassy sees this as a unique and challenging opportunity. “I am proud to join ST-Ericsson,” he said. “Being part of a successful and growing business has been one of the most rewarding experiences of my career. Now I have the honor to lead ST-Ericsson from its early stages to what I believe can be profitable growth and true market leadership. I look forward to working with the management team and all of ST-Ericsson’s talented employees to build on the excellent work started by Alain.”

NOTES TO EDITORS

Photos and bio of Gilles Delfassy will be available at:

http://www.stericsson.com/about/Managment_Team.jsp

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and ST-Ericsson’s products and technologies enable more than half of all phones in use today. The company generated pro-forma sales of about USD 3.6 billion in 2008. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics and Ericsson in February 2009, with headquarters in Geneva, Switzerland. More information on ST-Ericsson is available at www.stericsson.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Media Relations

Phone: +41 22 930 2733

Email: media.relations@stericsson.com

Investor Relations

Phone: +41 22 929 6973

Email: investor.relations@stericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: September 2, 2009